To:	March 12, 2003

AMS Electronics Ltd.
41 Ha’taasia Street
Arad

Dear Sirs,

In connection with the Manufacturing and Purchase Agreement entered into between AMS Electronics Ltd. (“AMS”), Nexus Telocation Systems Ltd. (“Nexus Telocation”) and Nexus Data Inc. and Nexus Data (1993) Ltd. (collectively, “Nexus Data”), dated January 15, 2002 (the “Original Manufacturing Agreement”; capitalized terms used herein and not specifically otherwise defined shall have the meaning ascribed to them in the Original Manufacturing Agreement); and , and further to our correspondence to this matter we would like to put in writing our understanding regarding the changes and amendments to the Original Manufacturing Agreement.

WHEREAS,	Nexus Telocation and AMS signed a letter agreement amending the Original Manufacturing Agreement on January 27, 2003 (the “Prior Amendment”); and

WHEREAS	Nexus Telocation and AMS agree to terminate the Prior Amendment and it shall be replaced in its entirety by this letter agreement; and

WHEREAS

Nexus Telocation has sold all its holdings in Nexus Data on December 24, 2002, to third parties, subject to certain conditions, and since such sale has already been completed, Nexus Data is no longer a subsidiary of Nexus Telocation; and

WHEREAS

AMS reached separate agreements with Nexus Telocation and Nexus Data in such a way that the Original Manufacturing Agreement shall continue to apply with each of Nexus Telocation and Nexus Data separately such that each of Nexus Telocation and Nexus Data shall only be responsible for its liabilities; and

WHEREAS	Nexus Telocation and AMS reached an agreement regarding certain changes to the terms of the Original Manufacturing Agreement as herein detailed; and

WHEREAS	the parties wish to set forth their agreements with respect to the Original Manufacturing Agreement as it shall continue to apply to and between Nexus Telocation and AMS;

Now therefore, it is agreed to amend the terms of the Original Manufacturing Agreement between Nexus Telocation and AMS as follows:

1.

All reference to Nexus Data and its products and liabilities shall be deleted including all terms and conditions regarding Nexus Data and all such terms and conditions shall be deemed to apply and be binding on Nexus Data, subject to any amendment reached in a separate agreement between Nexus Data and AMS. Appendix 9 and all reference thereto and the term “Related Manufacturing Agreement” shall be deleted from the Original Manufacturing Agreement.

2.	The preamble to the Original Manufacturing Agreement is hereby cancelled and is null and void.

3.

Section 2 in to the Original Manufacturing Agreement is cancelled and is null and void in its entirety.  Instead of Section 2, Nexus Telocation commits to purchase from AMS during a four (4)-year period commencing on March 12, 2003 (the “Manufacturing Term”) Products for the lower of: (i) at least $2.5 million per year and for at least $10 million in the aggregate over the entire Manufacturing Term; or (ii) the actual amount purchased by Nexus Telocation, provided, however, that Nexus Telocation exclusively purchased the Products listed in Appendix 1 to the Original Manufacturing Agreement from AMS (subject to certain reservations provided below) and any other RMU products, including any developments and derivatives thereof.

If a customer of Nexus Telocation shall demand, in writing in its agreement with Nexus Telocation, that Products required by it be manufactured abroad, then Nexus Telocation will grant AMS the right of first refusal to provide the manufacturing in those countries through AMS manufacturing agreements with manufacturers in those countries.  In the event that AMS elects not to exercise the aforementioned right of first refusal, Nexus Telocation shall be entitled to manufacture such Products through any third party at its election and the same shall not be regarded as a violation of the “exclusivity” of AMS under Subsection (ii) of the preceding paragraph.

4.

Notwithstanding anything to the contrary, the parties agree and acknowledge that as the exclusivity granted under the Subsection (ii) of the first paragraph of Section 3 above is based on the competitiveness of the prices offered, therefore, in the event Nexus Telocation shall receive an offer from another manufacturer (a “Third Party Manufacturer”) to manufacture all Products being manufactured by AMS at a price per unit lower by at least 6% (six percent) than the offered prices of AMS under the Original Manufacturing Agreement as amended hereunder, then Nexus Telocation shall offer AMS to manufacture and sell the Products to Nexus Telocation at such lower price and under all other terms as shall be agreed upon with such Third Party Manufacturer (the “Proposed Terms”), subject to such reasonable adjustments which may required in order to apply the Proposed Terms to AMS rather than to the Third Party Manufacturer, which required adjustments shall be negotiated in good faith discussions between Nexus Telocation and AMS; and if AMS elects not to accept such an offer, then Nexus Telocation will be entitled to enter into an agreement for the manufacture of the Products by such Third Party Manufacturer at the Proposed Terms, and the same shall not be regarded as violation of the “exclusivity” under Subsection (ii) of the first paragraph of Section 3 above.  In the event that AMS elects not to accept the offer to manufacture the Products under the Proposed Terms this Agreement shall be terminated in accordance with the amended Section 14.1(iii) to the Original Manufacturing Agreement attached hereto as Exhibit A. It is hereby clarified that Nexus Telocation is not entitled to approach AMS with competitive prices during the first two years of the Manufacturing Term and thereafter no more than once every nine months.

5.	Section 8.2 to the Original Manufacturing Agreement shall be amended such that the last two sentences shall be deleted commencing with “In addition to the foregoing…” until the end of the paragraph.

6.	Section 14 to the Original Manufacturing Agreement shall be deleted and instead it shall be replaced with Section 14 detailed in Exhibit A hereto.

7.

Section 18.3 to the Original Manufacturing Agreement shall be amended such that the last sentence thereof shall read as follows: “Neither party’s liability for direct damages under this Agreement (whether in contract or tort) shall exceed $900,000, if at all.

8.	Sections 18.13 and 18.15 and Appendix 14 to the Original Manufacturing Agreement are hereby cancelled and is null and void in its entirety.

9.

Notwithstanding anything in this Agreement to the contrary, AMS and Nexus Telocation acknowledge that Nexus Telocation is still responsible towards AMS for the debts and liabilities accrued to date under the terms of the Original Manufacturing Agreement regarding Nexus Telocation payments, which shall be repaid and settled by Nexus Telocation and AMS by April 1st, 2003 (“Current Liability”).

10.

The parties agree that the table of Permissible Percentages of Change in Section 3(e) of Appendix 8 to the Original Manufacturing Agreement is hereby replaced by the table attached hereto as Exhibit B and shall apply only as of January 27, 2003.

11.

Each party declares that, other than the payment of the Current Liability under Section 8 above, it hereby irrevocably waives any and all claims, demands and causes of action (“Claims”) it has or may have against the other party and undertakes not to make any Claim based on the Original Manufacturing Agreement related to the period prior to this date. AMS confirms that Nexus Telocation shall not be liable for any liabilities, obligations or undertakings of Nexus Data, and that in no event shall a Claim be made by AMS against Nexus Telocation relating to Nexus Data’s liabilities, obligations or undertakings.

12.

All other terms and conditions shall remain without change except for those changes required to give effect to the changes above detailed and the deletion of Nexus Data from the Original Manufacturing Agreement and except for the provisions of the following Sections of the Original Manufacturing Agreement which shall be deleted and amended as specified above.

Sincerely,

Nexus Telocation Systems Ltd.

Yaron Sheinman - Chairman of the Board
Shlomo Sadovsky - CEO

The undersigned, AMS Electronics Ltd., hereby agrees to the above detailed changes to the Original Manufacturing Agreement.

AMS Electronics Ltd.
By:
Title:
By:
Title:

Exhibit A

14.
14.1           (i)          Termination with Cause. This Agreement may be terminated, by written notice, by either party upon the occurrence of any one or more of the following events: (a) failure by either party to perform any of its material obligations (including re-occurring late deliveries of the Products (i.e., at least 2 consecutive delays in a given quarter and more than four delays a year) resulting from substantial financial difficulties of AMS) under this Agreement and to cure such failure within thirty (30) calendar days after receipt of written notice describing the failure in sufficient detail, or if the failure cannot be completely cured within thirty (30) calendar days, failure to make substantial progress towards a cure within the thirty (30) calendar day period; or immediately upon a material breach of Section 16.1 (Confidentiality); (b) entering into or filing of a petition, arrangement or proceeding seeking: an order for relief under the bankruptcy laws of the State of Israel or similar laws of any other jurisdiction; a receivership for any of its assets; a composition with or assignment for the benefit of its creditors; a readjustment or debt; its dissolution or liquidation all of which unless cancelled or removed within thirty (30) calendar days; or in the event that the accountants of AMS shall opine in the financial statements of AMS that there is substantial doubt that AMS shall be able to continue its operations.

(ii)             Termination without cause.  This Agreement may be terminated, by written notice, by either party without cause upon six (6) months prior written notice to the terminated party, provided however, that, other than for a termination for cause under Section 14.1(i) above, Nexus Telocation may so terminate this Agreement only as of after the end of the Manufacturing Term.

(iii)            Effect of Termination.  Upon termination of this Agreement:

(a)

In the event of: (1) termination by Nexus Telocation under Section 14.1(i) or (2) termination by AMS under Section 14.1(ii), AMS will, to the extent and at times requested and specified by Nexus Telocation, stop all work on outstanding Purchase Orders, and take reasonable actions to incur no further direct costs.  In the above referred to events referred to above in this sub-clause (a), Nexus Telocation will have the option to request that AMS complete work in process pursuant to any Purchase Orders open on the date of termination (in the event of termination without cause by Nexus the parties will assure that all work shall be performed prior to the expiration of the prior written notice period, provided that no Purchase Order shall be submitted with a delivery date later than the end of the notice period, unless specifically so agreed by AMS) and, in such case, AMS shall complete such work-in-process; for remaining work-in-process not to be completed as per Nexus Telocation stop work order, Nexus Telocation will pay a mutually agreed upon reasonable pro rata percentage of the finished Product’s purchase price;

(b)

Nexus Telocation will pay AMS the price for all Products Delivered to Nexus Telocation as of the termination date, and for all additional deliverables to be provided by AMS if so required by Nexus Telocation under sub-clause (a) above;

(c)

Each Party will return to the other, freight collect, all materials that contain the other’s Confidential Information, including all manufacturing files of Nexus Telocation and all copies thereof and all documents or things containing any portion of any Confidential Information, or if the other Party gives written instructions to do so, destroy all such materials and copies thereof and all documents or things containing any portion of any Confidential Information, and provide the other a written certificate of destruction within thirty (30) days after such destruction; and

(d)

AMS shall use no less than commercially reasonable efforts to cancel without charge any outstanding purchase order with third party suppliers relating to this Agreement, unless, in the events referred to in sub-clause (a) above, otherwise requested by Nexus Telocation.

(e)

Except as otherwise provided in this Agreement, neither Party shall be liable to the other Party hereto for indirect, incidental or consequential damages, losses, indemnity, compensation or expenses of any kind or character whatsoever on account of the expiration or termination of this Agreement in accordance with the above terms of this section 14.1, whether such damages, losses, costs or expenses arise from loss of prospective sales, or expenses incurred or investments made in connection with the establishment, development or maintenance of a Party’s business, creation of goodwill, markets and customers for the Products or any other reason whatsoever.  Subject to survival, notwithstanding anything to the contrary contained herein, expiration or termination of the Agreement shall not affect any claim, demand, liability or right of a Party arising pursuant to this Agreement prior to the expiration or termination hereof.

14.2           Notwithstanding the above, this Agreement shall terminate upon the earlier of (i) the end of the Manufacturing Term; or (ii) the purchasing from AMS of Products for the amount of at least $10 million.

Exhibit B

Type of Change	Days	% of Permissible Adjustment

Decrease or	0-30 Days	0%
Cancellation	30-60 Days	25%
	60-90 Days	50%
	90-120 Days	80%
	Over 120 Days	Unlimited
Rescheduling	0-30 days past the scheduled Delivery date for the applicable Purchase Order.	Unlimited
Increase	0-30	0%
	30-60	30%
	60-90	60%
	Over 90 Days	Unlimited

*                “Days” means the number of calendar days between NEXUS’s order adjustment, plus 10 days, and the Delivery date, as amended in the PO.

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